Exhibit 3.3
CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION OF
CAPITAL ONE FINANCIAL CORPORATION

Capital One Financial Corporation, a Delaware corporation (the “Corporation”), hereby certifies that:
First: Article VI is hereby amended by re-numbering Paragraph (C) thereof as Paragraph (D) and inserting a new paragraph (C) to read in its entirety as follows:
(C) A special meeting of the stockholders of the Corporation: (a) may be called at any time by the Chair of the Board of Directors or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies; and (b) shall be called by the Chair of the Board of Directors or the Secretary of the Corporation upon the written request of one or more stockholders of record that (i) Own, or who are acting on behalf of persons who Own, shares representing 25% or more of the voting power of the then outstanding Voting Stock entitled to vote on the matter or matters to be brought before the proposed special meeting, (ii) provide the information regarding such stockholder(s) (and the persons for whom the stockholders are acting, as applicable) and the proposed special meeting and comply with such procedures as shall be set forth in the Bylaws of the Corporation from time to time, (iii) continue to Own, or are acting on behalf of persons who continue to Own, shares representing 25% or more of the voting power of the then outstanding Voting Stock entitled to vote on the matter or matters to be brought before the proposed special meeting for such period as shall be set forth in the Bylaws, as amended from time to time, and (iv) satisfy such additional terms, conditions and limitations as may be set forth in the Bylaws of the Corporation from time to time. Except as provided for in the preceding sentence of this Article VI(C) or in the terms of any series of Preferred Stock, special meetings of the stockholders of the Corporation may not be called by any other person or persons. For purposes of this Article VI(C), a person shall be deemed to “Own” only those shares of outstanding Voting Stock as to which the person possesses both (i) full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares, which terms may be further defined in the Bylaws of the Corporation adopted from time to time. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting (or, in the case of nominations for directors to be elected at a special meeting, if such nominations are brought in accordance with the procedures set forth in the Bylaws from time to time).
Second: The foregoing amendments to the Restated Certificate of Incorporation of the Corporation were duly adopted in accordance with Section 242 of the Delaware General Corporation Law.
[Signature Page Follows]

In witness whereof, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on the date set forth below.

CAPITAL ONE FINANCIAL CORPORATION
Dated: April 30, 2015	By:	/s/ John G. Finneran, Jr.
John G. Finneran, Jr.
General Counsel and Corporate Secretary

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